EXHIBIT 99.1

B Communications Ltd. Announces the Retirement of Its
Chief Executive Officer, Eli Holtzman, and the Election of
Doron Turgeman as Its New Chief Executive Officer

Press Release
Source: B Communications Ltd.
On Monday October 3, 2011, 2:58 am EDT

RAMAT-GAN, Israel--(BUSINESS WIRE)-- B Communications Ltd. (NASDAQ:BCOM - News) announced today that Eli Holtzman, a co-founder of the company and its chief executive and a director, has retired, effective October 2, 2011.

Mr. Doron Turgeman, the company’s chief financial officer, was elected to succeed Mr. Holtzman as chief executive officer effective October 2, 2011.

Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant (Israel).

Mr. Shaul Elovitch, B Communication's Chairman of The Board of Directors, speaking on behalf of the Board of Directors, thanked Mr. Holtzman for his significant contribution to the company.

Mr. Elovitch noted, "We wish Mr. Holtzman well and much success in his future endeavors." He also said, “On behalf of our Board of Directors, I congratulate Mr. Turgeman on his appointment as chief executive officer. We believe that his managerial experience and deep knowledge of the company's business and operations will allow him to assume his new responsibilities swiftly and cope successfully with the challenges the company is facing."

Mr. Ehud Yahalom was elected as the company’s principal financial officer effective October 2, 2011. Mr. Yahalom joined the company during May 2011. Mr. Yahalom holds a B.A. degree in economics and accounting from the Haifa University, a M.B.A. in business management and finance from the College of Management Academic Studies in Rishon LeZion and is a certified public accountant (Israel).

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE:BZEQ.ta - News). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

B Communications Ltd.
Idit Cohen – IR Manager
+972-3-924-0000
idit@igld.com
or
Investor relations contact:
Mor Dagan - Investor Relations
+972-3-516-7620
mor@km-ir.co.il